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SECURIT 05039938 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53003

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the *Securities Exchange Act of 1934 and Rule 17a-5 Thereunder*

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rhone Group Advisors L.L.C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
630 Fifth Avenue
(No. and Street)

New York	**NY**	**10111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elaine Eng **(212) 218-6763**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

X *Certified Public Accountant*
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Nancy C. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rhone Group Advisors L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

February 10, 2005

Notary Public

MARTHA G. CARABALLO
Notary Public, State of New York
No. 01CA4928270
Qualified in Queens County
Certificate Filed in New York County
Commission Expires May 31, 2006

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.
- ☐ (p) Exemptive Provision under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Public Accounting Firm

To the Member of
Rhône Group Advisors L.L.C.:

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") at December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rhône Group Advisors L.L.C. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 9, 2005

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 1,132,757
Commission fee receivable	930,000
Prepaid expenses	15,458
Total assets	$ 2,078,215
Liabilities and Member's Equity	
New York City income tax payable	$ 152,800
Due to affiliate	113,834
Accounts payable and accrued expenses	26,500
Total liabilities	293,134
Member's equity	1,785,081
Total liabilities and member's equity	$ 2,078,215

See accompanying notes to the statement of financial condition.

Rhône Group Advisors L.L.C.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company was formed by Rhône Group L.L.C. ("Group") on August 11, 2000 and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. These revenues are derived from transactions with a limited number of clients. Prior to forming the Company, Group had been a registered broker-dealer and maintained NASD membership from December 1996 to March 2001. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) of that rule.

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits with banks and other highly liquid investments with maturities of up to three months when acquired to be cash and cash equivalents.

Basis of Accounting

The preparation of the statement of financial conditions in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

3. Income Taxes

Federal income taxes have not been provided for on the profits of the Company as the members of Group are individually liable for their own tax payments. The New York City income tax payable in the accompanying statement of financial condition represents an accrual for unincorporated business taxes.

4. Related Party Transactions

The Company entered into an Amended and Restated Administrative Service Agreement ("Agreement") with Group on December 1, 2003. Under the Agreement, the Company agrees to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which Advisors has indirectly derived benefit.

SEC Rule 17a-3(a)(1) and (a)(2) state that a broker dealer must reflect on its books each expense incurred relating to its business and any corresponding liability, regardless of whether a third party has agreed to assume the expense or liability. Additionally, an allocable portion of expenses paid by that third party, for which the broker dealer has directly or indirectly derived benefit, should be reflected on the statement of operations.

The business of the Company as a broker-dealer in securities and a member of the NASD is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation to the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company.

The Agreement may be terminated by either party upon five business days' prior written notice to the other party.

Commission fee receivable of $930,000 for fees earned during 2004 but not received as of December 31, 2004 has been reflected on the statement of financial condition.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2004, the Company had net capital of $818,422 which was $718,422 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

STATEMENT OF FINANCIAL CONDITION
Rhône Group Advisors L.L.C.

December 31, 2004
with Report of Independent Registered Public Accounting Firm